Exhibit 99.3

Consolidated Financial Statements

Years ended December 31, 2021 and 2020

Presented in United States dollars

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Orla Mining Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Orla Mining Ltd. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and its consolidated financial performance and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRSs).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2020.

Vancouver, Canada

March 18, 2022

ORLA MINING LTD.
Consolidated Balance Sheets

(Thousands of United States dollars)

	December 31	December 31
As at	2021	2020

ASSETS
Current assets
Cash and cash equivalents	$20,516	$72,180
Trade and other receivables	306	41
Value added taxes recoverable (note7)	16,776	163
Inventory (note 5)	9,657	—
Prepaid expenses	1,090	716
	48,345	73,100
Restricted cash (note 6)	3,680	2,783
Value added taxes recoverable (note 7)	7,444	8,587
Equipment (note 8)	7,635	710
Long-term inventory (note 5)	1,299	—
Mineral properties and related construction (notes 9 and 12 )	213,749	71,272
Exploration and evaluation properties (note 10)	82,743	82,743
TOTAL ASSETS	$364,895	$239,195

LIABILITIES
Current liabilities
Trade and other payables (note 11(a))	$6,816	$3,383
Accrued liabilities (note 11(b))	5,659	4,343
Newmont loan (note 13)	10,293	—
Fresnillo obligation (note 14)	15,000	—
	37,768	7,726
Lease obligations (note 15)	1,029	142
Camino Rojo project loan (note 12)	113,260	60,696
Newmont loan (note 13)	—	9,440
Fresnillo obligation (note 14)	22,800	—
Accrued liabilities	161	92
Site closure provisions (note 16)	5,460	518
TOTAL LIABILITIES	180,478	78,614

SHAREHOLDERS’ EQUITY
Share capital (note 22)	269,198	217,948
Reserves	29,306	29,881
Accumulated other comprehensive income	2,441	3,002
Accumulated deficit	(116,528)	(90,250)
TOTAL SHAREHOLDERS’ EQUITY	184,417	160,581

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$364,895	$239,195

Authorized for issuance by the Board of Directors on March 17, 2022.

/s/ Elizabeth McGregor	/s/ Jason Simpson
Elizabeth McGregor, Director	Jason Simpson, Director

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.
Consolidated Statements of Loss and Comprehensive Loss

(Thousands of United States dollars, except per-share amounts)

	Year ended December 31
	2021	2020

REVENUE (note 17)	$4,091	$—

COST OF SALES
Operating costs (note 3(t)(i))	1,247	—
Royalties	111	—
	1,358	—

OPERATING MARGIN	2,733	—

GENERAL AND ADMINISTRATIVE EXPENSES (note 18)	7,207	4,330
EXPLORATION AND EVALUATION EXPENSES (note 19)	15,108	16,302

OTHER EXPENSES (INCOME)
Depreciation (note 8)	154	106
Share based payments (note 23)	2,329	2,523
Interest income and finance costs (note 20)	1,296	3,895
Foreign exchange loss	3,726	1,595
Other (gains) and losses (note 21)	(809)	(1,057)
	6,696	7,062

LOSS FOR THE YEAR	$26,278	$27,694

OTHER COMPREHENSIVE LOSS (INCOME)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation of foreign operations	547	(4,577)
Other	14	—
TOTAL COMPREHENSIVE LOSS	$26,839	$23,117

Weighted average number of common shares outstanding (millions)	241.4	217.1

Loss per share - basic and diluted	$0.11	$0.13

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Cash Flows

(Thousands of United States dollars)

	Year ended December 31
Cash flows provided by (used in):	2021	2020

OPERATING ACTIVITIES
Loss for the year	$(26,278)	$(27,694)
Adjustments for items not affecting cash:
Depreciation	154	106
Share based payments (note 23)	2,329	2,523
Changes in site closure provisions charged to exploration expense	84	(202)
Interest and finance costs (note 20)	1,296	3,895
Other gains and losses (note 21)	(211)	(1,057)
Exploration expense paid via the issuance of common shares (note 22)	150	—
Unrealized foreign exchange loss	3,921	—
Changes in non-cash working capital:
Accounts receivable and prepaid expenses	(604)	(702)
Inventory	(10,846)	—
Trade and other payables	3,335	2,301
Accrued liabilities	1,470	2,411
Interest income received	458	293
Cash used in operating activities	(24,742)	(18,126)

FINANCING ACTIVITIES
Proceeds from issuance of common shares (note 22)	34,442	53,368
Proceeds from exercise of warrants	14,279	2,858
Proceeds from exercise of stock options	475	1,823
Share issuance costs (note 22)	(1,000)	(2,034)
Advances received on the Camino Rojo project loan (note 12)	50,000	50,000
Transaction costs related to the Camino Rojo project loan and Fresnillo obligation	(289)	(2,475)
Interest paid	(11,307)	(2,914)
Lease payments	(649)	(40)
Cash provided by financing activities	85,951	100,586

INVESTING ACTIVITIES
Purchase of equipment	(3,302)	(287)
Mineral properties and related construction	(92,939)	(31,014)
Environmental bonding	(888)	(2,090)
Restricted cash	(91)	(30)
Value added taxes paid	(16,046)	(3,474)
Cash used in investing activities	(113,266)	(36,895)

Effects of exchange rate changes on cash	393	3,509

Net increase (decrease) in cash	(51,664)	49,074
Cash, beginning of year	72,180	23,106
CASH, END OF YEAR	$20,516	$72,180

Supplemental cash flow information (note 25)

ORLA MINING LTD.

Consolidated Statements of Changes in Equity

(Thousands of United States dollars)

	Common shares		Reserves
						Accumulated
	Number of		Share based			Other	Retained
	shares		payments	Warrants		Comprehensive	earnings
	(thousands)	Amount	reserve	reserve	Total	Income	(deficit)	Total
Balance at January 1, 2020	187,102	$159,230	$8,160	$21,901	$30,061	$(1,575)	$(62,556)	$125,160
Shares issued pursuant to a financing	36,600	53,368	—	—	—	—	—	53,368
Share issuance costs	—	(2,034)	—	—	—	—	—	(2,034)
Warrants exercised	2,058	3,364	—	(506)	(506)	—	—	2,858
Options exercised	2,112	3,302	(1,479)	—	(1,479)	—	—	1,823
RSUs redeemed	414	333	(333)	—	(333)	—	—	—
Bonus shares issued (note 23(d))	1,000	385	(385)	—	(385)	—	—	—
Share based payments	—	—	2,523	—	2,523	—	—	2,523
Loss for the year	—	—	—	—	—	—	(27,694)	(27,694)
Other comprehensive income	—	—	—	—	—	4,577	—	4,577
Balance at December 31, 2020	229,286	$217,948	$8,486	$21,395	$29,881	$3,002	$(90,250)	$160,581

Balance at January 1, 2021	229,286	$217,948	$8,486	$21,395	$29,881	$3,002	$(90,250)	$160,581
Shares issued pursuant to a financing	9,085	34,442	—	—	—	—	—	34,442
Share issued for property payments (note 22)	33	150	—	—	—	—	—	150
Share issuance costs (note 22)	—	(1,000)	—	—	—	—	—	(1,000)
Warrants exercised (note 22)	8,060	16,419	—	(2,140)	(2,140)	—	—	14,279
Options exercised (note 23)	687	752	(277)	—	(277)	—	—	475
RSUs redeemed (note 23)	449	487	(487)	—	(487)	—	—	—
Share based payments (note 23)	—	—	2,329	—	2,329	—	—	2,329
Loss for the year	—	—	—	—	—	—	(26,278)	(26,278)
Other comprehensive income	—	—	—	—	—	(561)	—	(561)
Balance at December 31, 2021	247,600	$269,198	$10,051	$19,255	$29,306	$2,441	$(116,528)	$184,417

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. In 2016, the Company was continued as a federal company under the Canada Business Corporations Act. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 202, 595 Howe Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Camino Rojo gold and silver project in Zacatecas State, Mexico, and the Cerro Quema gold project in Panama.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at December 31, 2021, the Company was constructing the Camino Rojo Oxide Project and had not advanced any of its properties to commercial production.

Historically the Company’s primary source of funding has been the issuance of equity securities for cash through prospectus offerings and private placements to sophisticated investors and institutions. We have successfully raised equity and debt financing in many of the past few years, in the form of private placement financings, the exercise of warrants and options, and debt. While we believe that this success will continue our access to exploration and construction financing is always uncertain, and there can be no assurance of continued access to sources of significant equity or debt funding until we can generate cash from operations. We expect to fund operating costs of the Company over the next twelve months with (1) cash on hand and (2) cash generated from operations. After considering its plans to mitigate the going concern risk, management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern for a period of twelve months from the balance sheet date

Since the beginning of 2020, there has been a global outbreak of the novel coronavirus (“COVID-19”), which has had an impact on businesses through the restrictions put in place by the governments in the various jurisdictions where the Company conducts its activities. In common with all businesses in the jurisdictions in which we operate, our activities are restricted by government orders related to, among others, travel, business operations, and stay-at-home orders. As at December 31, 2021 and as of the date of these financial statements, mining and construction are permitted economic activities in the respective jurisdictions and the sites are operating in compliance with the country specific and Company requirements. We are monitoring the potential impacts from the pandemic on areas including equipment delivery and logistics, materials for construction and operation, other necessities, as well as construction costs and schedule, and community and government relations. Delays to construction, permit amendments and exploration programs may occur due to COVID-19 and its variants, notwithstanding the Company having taken steps to minimize potential impacts to the projects including additional costs related to COVID-19 safety measures.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

2.BASIS OF PREPARATION

(a)	Statement of compliance and basis of presentation

We have prepared these consolidated financial statements of the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. The consolidated financial statements are presented in United States dollars.

On March 17, 2022, the Board of Directors approved these consolidated financial statements for issuance.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Where necessary, we have made adjustments to the financial statements of subsidiaries to bring their accounting policies in line with the accounting policies of the consolidated group. We have eliminated all material intercompany transactions, balances, revenues, and expenses upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.

Orla Mining Ltd. is the ultimate parent entity of the group. At December 31, 2021 and 2020, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

		Ownership
Name	Principal activity	Dec 31, 2021	Dec 31, 2020	Location
Minerometalúrgica San Miguel S de RL de CV	Exploration	100%	100%	Mexico
Minera Camino Rojo SA de CV	Development	100%	100%	Mexico
Minera Cerro Quema SA	Exploration	100%	100%	Panama
Monitor Gold Corporation	Exploration	100%	100%	USA

3.SIGNIFICANT ACCOUNTING POLICIES

We have applied the accounting policies set out below consistently to all periods presented in these financial statements.

The significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty arising in the preparation of these consolidated financial statements are discussed in note 4.

(a)Foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of each entity at the exchange rates in effect on the dates of the transactions.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate in effect at the date of the transaction. Foreign currency differences are generally recognized in profit or loss.

(ii)	Translation to presentation currency

Since January 1, 2020, the Company’s presentation currency has been the United States dollar (“US dollar”, or “USD”).

The presentation currency differs from the functional currency of the parent company and some of its subsidiaries (note 3(a)(iii)). We translate the assets and liabilities of entities with functional currencies other than the US dollar into US dollars at the official central bank exchange rates in effect on the reporting date. The results of operations of those entities are translated into US dollars at the average exchange rates in effect during the reporting period. We recognize the foreign currency differences which arise from translation in other comprehensive loss (income).

When we dispose of an entity in its entirety, or partially such that we have lost control, we reclassify the cumulative amount in the translation reserve related to that operation to profit or loss as part of the gain or loss on disposal.

(iii) Functional currency

The functional currencies of the Company and its subsidiaries, all of which are wholly owned, are as follows:

Orla Mining Ltd.	Canadian dollars
Minerometalúrgica San Miguel S de RL de CV	Mexican pesos
Minera Camino Rojo SA de CV	Mexican pesos
Minera Cerro Quema SA	United States dollars
Monitor Gold Corporation	United States dollars

(b)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(c)	Restricted cash

Restricted cash consist of amounts lodged with government bodies or their designated banking institutions in support of mandated environmental, permitting, or employee retirement obligations.

(d)Inventories

Inventories include production inventory, and materials and supplies inventory.

All inventories are valued at the lower of average cost or net realizable market value (“NRV”). NRV is calculated using the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. Any write-downs of inventory to its NRV are included in cost of sales in the period. If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed to the extent that the related inventory has not yet been sold.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

We classify inventory we do not expect to use within one year as non-current.

(i)Production inventory

Production inventory consists of stockpiled ore, in-process inventory, and finished goods. These are valued at the lower of weighted average cost and estimated net realizable value.

The value of all production inventories includes direct production costs and attributable overhead and depreciation incurred to bring the materials to their current point in the processing cycle.

Stockpiled ore represents unprocessed ore that has been extracted from the mine but not yet processed. The value of stockpiled ore is based on the costs incurred, including depreciation, in bringing the ore to the stockpiles. Costs are added to the stockpiled ore based on current mining costs per recoverable ounce and are removed at the average cost per recoverable ounce in the stockpile. We classify stockpiled ore that we do not expect to process within the next twelve months as non-current.

In-process inventory represents ore that is being treated on the leach pads and in the processing plant to extract the contained metals and to convert them to a saleable form. Estimates of recoverable metal in the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grades of ore placed on the leach pads (based on assays), and estimated recovery percentages (based on estimated recovery assumptions). The nature of the leaching process inherently limits the ability to precisely monitor leach pad inventory levels. Accordingly, we refine estimates based on engineering studies or actual results achieved over time. The ultimate recovery of metals from the leach pads will not be known until the leaching process is concluded at the end of the mine life.

The cost of in-process inventory is derived from current mining, crushing, stacking, leaching and plant costs, less the cost of metals transferred to finished goods inventory during the period at the weighted average cost per recoverable ounce.

Finished goods inventory is metal in the form of doré bars that have been poured and are ready to be shipped to a refiner.

Costs are transferred from finished goods inventory and recorded as cost of sales when the refined metal is sold.

(ii) Materials and supplies inventory

Materials and supplies inventories consist primarily of parts and consumables required in the mining and ore processing activities. Materials and supplies inventories are measured at the lower of weighted average cost and NRV. Cost includes purchase price, freight, and other directly attributable costs. We record provisions to reduce the carrying value of materials and supplies inventories when we determine such materials and supplies are obsolete or unusable.

(e)Mineral properties and related construction

We capitalize costs directly related to development or construction projects until the asset is available for use in the manner intended by us (“commercial production”), after which we move these costs to “producing mineral properties”.

We assess the stage of a mine under development and construction to determine when the mine is substantially complete and ready for its intended use. The criteria we use to assess when the mine is ready for its intended use are determined based on the unique nature of each mine construction project, such as the complexity of the project and its location. We consider various technical and physical performance criteria to assess when the production phase is considered to have commenced. Refer to note 4(a)(i) for the factors we consider.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

When we conclude that a mine under development and construction has commenced commercial production, we reclassify all balance sheet amounts from “Mineral properties and related construction” to balance sheet captions “Producing mineral properties” and “Plant and equipment”.

We do not record depreciation until the mine is substantially complete and available for its intended use.

When a mine development project moves into the production phase, we:

●	stop capitalizing certain mine development costs, and we treat such costs as either (i) part of the cost of inventory or (ii) we expense them,
●	stop capitalizing borrowing costs,
●	commence depreciation of the producing mineral property,
●	continue to capitalize costs relating to mining asset additions or improvements, and costs related to the development of mineable reserves.

(i)Proceeds before commercial production

During the year ended December 31, 2021, we early adopted the “Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use” (note 3(t)(i)). Under the amendments, proceeds from selling items before the mine under construction reaches commercial production should be recognized in profit or loss, together with the costs of producing those items. Consequently, revenue and cost of sales for “mineral properties and related construction” is presented.

(f)Producing mineral properties

Producing mineral properties consist of costs transferred from “Mineral properties and related construction” when a mining property reaches commercial production, the costs of subsequent mine and exploration development, and acquired mining properties in the production stage.

(i)Stripping costs

In open pit mining operations, it is necessary to incur costs to remove waste material in order to access the ore body, which is known as stripping. Stripping costs incurred prior to the production stage of a mineral property (pre-stripping costs) are capitalized as part of the carrying amount of the related mineral property.

During the production phase of an open pit mine, stripping costs incurred that provide improved access to ore that will be produced in future periods and that would not have otherwise been accessible are capitalized (“deferred stripping asset”). The costs qualifying for capitalization are those costs directly incurred to perform the stripping activity that provides or improves access to the identified component of ore, plus an allocation of directly attributable overhead costs, which are determined using a strip ratio methodology. The strip ratio represents the ratio of the estimated total volume of waste material to the estimated total quantity of economically recoverable ore of the mineral reserves for which access has been provided or improved. The deferred stripping asset is capitalized as part of the carrying amount of the mineral property. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in mineral reserves that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in cost of sales.

(ii)Depletion

Depletion commences once the mineral property is capable of operating in the manner intended by management. Producing mineral properties are depleted on a units-of-production basis over the estimated useful life of the mine. This depletion is calculated using the ratio of (i) gold ounces extracted from the mine in the period, over (ii) the total gold ounces expected to be extracted in current and future periods.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Major capital works projects conducted after the mine commences commercial production are not depreciated until such works are completed and put into use in a manner intended by management.

We review depreciation methods, remaining useful lives and residual values at least annually and we account for changes in estimates prospectively.

(iii)Impairment

At the end of each reporting period, we review our mineral properties, and related plant and equipment to determine whether there is any indication that these assets are impaired. If any such indication exists, we estimate the recoverable amount. If the asset’s carrying amount exceeds its recoverable amount, we recognize an impairment loss in profit or loss.

We assess impairment at the cash-generating unit (“CGU”) level, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. Each individual mining interest that is an operating mine is typically a CGU.

The recoverable amount of a mine site is the greater of an asset’s fair value less costs to dispose (“FVLCD”) and value in use (“VIU”). FVLCD is defined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants at the measurement date. VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Mineral properties, and plant and equipment that have been impaired are tested for possible reversal of the impairment when events or changes in circumstances indicate that the recoverable amount of the associated CGU has increased. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depletion and depreciation. Reversals of impairment losses are recognized in profit or loss in the period in which the reversal occurs.

(g)	Exploration and evaluation (“E&E”) expenditures

Exploration and evaluation expenditures include the search for mineral resources, and the determination of technical feasibility, and assessment of the commercial viability of, an identified mineral resource. Activities include acquisition of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; sampling; and evaluation of the technical feasibility and commercial viability of extracting a mineral resource.

We capitalize as “exploration and evaluation properties” those E&E assets that we have acquired in a business combination, and also the initial acquisition costs of an E&E asset that does not represent a business. We expense all other E&E expenditures, including non-refundable advance royalty payments.

Exploration and evaluation properties are subsequently measured at cost less accumulated impairment.

When the technical feasibility and economic viability of a project are demonstrable, funding is in place, and a positive development decision is made, we test the mineral property for impairment and transfer the costs to “Mineral properties and related construction”. We capitalize subsequent expenditures on the project.

We assess exploration and evaluation properties for impairment when indicators and circumstances suggest that the carrying amount may exceed its recoverable amount. Typical indicators of impairment include:

●	the period for which we have the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

●	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
●	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and we have decided to discontinue such activities in the specific area;
●	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full via successful development or by sale.

If any such indication exists, we estimate the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, we discount the estimated future cash flows to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the E&E asset. If we estimate the recoverable amount of an asset to be less than its carrying amount, we recognize an impairment loss in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. We recognize reversals of impairment immediately in profit or loss.

(h)	Equipment

Equipment is initially recognized at cost. Cost includes purchase price, directly attributable costs, and the estimated present value of any future costs of decommissioning and removal. Equipment is carried at cost, net of accumulated depreciation and impairments. We depreciate equipment to their residual values over their estimated useful lives, as follows:

Mine equipment	Units-of-production over mineral reserves
Plant equipment	Units-of-production over mineral reserves
Other equipment and office equipment	Straight line over useful life
Vehicles	Straight line over useful life, typically 4 years
Computer hardware and software	Straight line over useful life, typically 3 years

(i)	Borrowing costs

We capitalize interest and other costs that we incur in connection with the borrowing of funds (“borrowing costs”) that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale (“a qualifying asset”) as part of the cost of that asset. We expense other borrowing costs in the period in which they occur.

When we borrow funds specifically for the purpose of constructing or obtaining a qualifying asset, we capitalize the actual borrowing costs specifically incurred including the amortization of loan initiation costs, less any investment income earned on the temporary investment of those funds.

To the extent we borrow funds generally and use them for the purpose of constructing or obtaining a qualifying asset, we use a weighted average interest rate of the borrowing costs applicable to all our general borrowings that are outstanding during the period.

We stop capitalizing borrowing costs when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

We expense borrowing costs related to exploration and evaluation.

(j)	Leases

At the inception of a contract, we assess whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we consider whether:

●	the contract involves the use of an identified asset, either explicitly or implicitly, including consideration of supplier substitution rights;
●	we have the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and
●	we have the right to direct the use of the asset.

We recognize a right-of-use (“ROU”) asset, which is initially measured based on the initial amount of the lease liability plus any initial direct costs incurred less any lease incentives received. We depreciate the ROU asset to the earlier of the end of the useful life or the lease term using either the straight-line or units-of-production method, depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if we determine the Company is reasonably likely to exercise the option.

We initially measure the lease liability at the present value of the lease payments that are not yet paid as of the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. We then measure the lease liability at amortized cost using the effective interest method and remeasure it when there is a change in future lease payments.

We apply the short-term lease (defined as leases with an initial lease term of 12 months or less) and low-value asset recognition exemptions. For these leases, we recognize the lease payments an expense over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

(k)	Asset retirement and site closure obligations

We record an asset retirement and site closure obligation when a legal or constructive obligation exists as a result of past events and we can make a reliable estimate of the undiscounted future cash flows required to satisfy the asset retirement and site closure obligation. Such costs include decommissioning or dismantling plant and equipment, and reclamation, closure, and post-closure monitoring of the property.

The estimated future cash flows are discounted to a net present value using an applicable risk-free interest rate. We accrete the provision for asset retirement and site closure obligations over time to reflect the unwinding of the discount and charge the accretion expense to profit or loss for the period.

We remeasure the asset retirement and site closure obligation at the end of each reporting period for changes in estimates or circumstances, such as changes in legal or regulatory requirements, increased obligations arising from additional disturbance due to mining and exploration activities, changes to cost estimates, and changes to risk-free interest rates.

Asset retirement and site closure obligations related to exploration and evaluation activities are expensed.  Asset retirement and site closure obligations relating to “mineral properties and related construction”, and to exploration and evaluation properties, are initially capitalized with a charge to the related mineral property. Changes to the obligation which arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining property.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(l)	Provisions

We recognize provisions when (i) the Company has a present legal or constructive obligation as a result of a past event, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) we can make a reliable estimate of the amount of the obligation. Where we expect some or all of a provision to be reimbursed (for example, under an insurance contract), we recognize the reimbursement as a separate asset, but only when the reimbursement is virtually certain. We present the expense relating to each provision in profit or loss net of any reimbursements.

If the effect of the time value of money is material, we discount the provision using a pre-tax discount rate that reflects the risks specific to the liability. The increase in the provision due to the passage of time is recognized as accretion expense in profit or loss.

(m)Revenue

The Company’s primary source of revenue is the sale of refined gold and silver. The Company’s performance obligations relate primarily to the delivery of refined gold and silver to its customers.

Revenue related to the sale of metal is recognized when the customer obtains control of the metal. In determining whether the Company has satisfied a performance obligation, we consider whether (i) the Company has a present right to payment, (ii) the Company has transferred physical possession of the metal to the customer; (iii) the customer has the significant risks and rewards of ownership of the metal; and (iv) the customer has legal title to the metal.

We sell refined gold and silver primarily to refiners, bullion banks or members of the London Bullion Market Association (“LBMA”). The sales price is fixed on the date of sale based on spot price or by mutual agreement. We recognize revenue from sales of gold and silver at the time when risk and rewards of ownership and title transfers to the customer, which typically coincides with the date that the customer remits payment. Under certain contracts with customers the transfer of control may occur when the gold or silver is in transit from the mine to the refinery. At this point in time, the customer has legal title to and the risk and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

Revenue from refined sales is recognized net of treatment and refining charges.

(n)Defined benefit plan

The Company provides a defined benefit retirement plan for certain eligible employees that provides a lump-sum payment upon retirement. Benefits under the plan are influenced by length of service and estimates of future salary increases. The defined benefit plan is not funded.

The cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurements comprising actuarial gains and losses, the effect of the asset ceiling (if applicable) and the return on plan assets (excluding interest) are recognized immediately in the statement of financial position with a charge or credit to other comprehensive income in the period in which they occur. Remeasurements recognized in other comprehensive income are not reclassified. Service costs, which include current service cost, past service cost and gains and losses on curtailments and settlements, are recognized within profit or loss. Net interest expense or income is recognized within interest and finance costs.

(o)	Share based payments
(i)	Stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”)

The Company grants stock options, and awards RSUs and DSUs to employees, officers and directors from time to time. At the date of grant or award, we estimate the fair values of the stock options, RSUs and DSUs which will eventually vest. These estimated fair values are recognized as share-based compensation expense over the specific vesting periods, with a corresponding increase to reserves, a component of equity.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

We determine the fair value of stock options using a Black-Scholes option pricing model with market-related inputs as of the date of grant. The fair value of RSUs and DSUs is the market value of the underlying shares as of the date of award. Stock option grants and RSU awards with several tranches of vesting are accounted for as separate awards with different vesting periods and fair values. We account for changes to the estimated number of awards that will eventually vest prospectively.

(ii)	Bonus shares

The Company has issued bonus shares, which have vested upon the completion of a specified period of service. The fair value of the bonus shares is determined on the date of award; this fair value has been recognized in share-based compensation expense over the service period.

(p)	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity or OCI.

(i)	Current tax

Current tax expense comprises the expected tax payable on taxable income for the year and any adjustment to income tax payable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any withholding tax arising from interest and dividends.

(ii)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination, and at the time of the transaction, affects neither the accounting profit nor taxable profit (tax loss);
●	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that we are able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and
●	taxable temporary differences arising on the initial recognition of goodwill.

We recognize deferred tax assets for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits are considered based on the business plans for the individual taxable entity. We review deferred tax assets at each reporting date and reduce them when we consider it no longer probable that the related tax benefit will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to apply to the temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset only when there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which are expected to reverse in the same period or in the carried back/forward period as the expected reversal of the deductible temporary difference.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(q)	Loss per share

Basic earnings (loss) per share is based on profit (loss) attributable to common shareholders, divided by the weighted average number of common shares outstanding during the reporting period.

Diluted earnings (loss) per share is based on profit (loss) attributable to common shareholders, divided by the weighted average number of common shares outstanding during the reporting period after adjusting for the effects of all dilutive potential ordinary shares.

(r)Business combinations

We account for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and when control is transferred to the Company. In determining whether a particular set of activities and assets is a business, we assess whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. We expense transaction costs as incurred, except if they are related to the issuance of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at estimated fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the portion to which the replacement awards relate to pre-combination service.

The results of businesses acquired during a reporting period are included in the consolidated financial statements starting from the date of acquisition.

(s)Financial instruments

(i)	Financial assets

We initially recognize financial assets when the Company becomes party to the contractual provisions of the instrument. Subsequent to initial recognition, we classify financial assets as measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”) after considering both our business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

A financial asset is measured at amortized cost if both of the following conditions are met:

a.	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and
b.	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

A financial asset is measured at FVOCI if both of the following conditions are met:

a.	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
b.	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

We may make an irrevocable election at initial recognition to carry at FVOCI particular investments in equity instruments that would otherwise be measured at FVTPL.

A financial asset is required to be measured at FVTPL unless it is measured at amortized cost or at FVOCI.

If we change our business model for managing financial assets, we reclassify all affected financial assets on a prospective basis, without restating any previously recognized gains, losses or interest.

If the asset is reclassified to fair value, we determine the fair value at the reclassification date, and recognize in profit or loss any gain or loss arising from a difference between the previous carrying amount and fair value.

An embedded derivative is a component of a hybrid contract that also includes a non-derivative host, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty, is not an embedded derivative, and is treated as a separate financial instrument.

Upon initial recognition, we measure a financial asset at its fair value. However, we measure trade receivables that do not have a significant financing component at their transaction price. After initial recognition, we measure financial assets at amortized cost, FVOCI, or FVTPL.

Changes in fair value of a financial asset that is carried at FVTPL are recognized in profit or loss, and changes in fair value of a financial asset that is carried at FVOCI are recognized in other comprehensive income, unless it is part of a hedging relationship.

Gains or losses on a financial asset that is carried at FVTPL are recognized in profit or loss, and gains or losses on a financial asset that is carried at FVOCI are recognized in other comprehensive income, unless it is part of a hedging relationship. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized, impaired, amortized, or reclassified.

(ii)Financial liabilities

We initially recognize financial liabilities when the Company becomes party to the contractual provisions of the instrument. At initial recognition, we measure each financial liability at its fair value. In the case of a financial liability not at FVTPL, we deduct transaction costs that are directly attributable to the issuance of the financial liability.

Subsequent to initial recognition, we classify and measure all financial liabilities at amortized cost using the effective interest method, except for financial liabilities at FVTPL.

We may, at initial recognition, irrevocably designate a financial liability as measured at FVTPL.

(iii)Impairment

We recognize a loss allowance for expected credit losses on financial assets, based on lifetime expected credit losses.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

For the Company’s trade receivables, we determine the lifetime expected losses for all of our trade receivables. The expected lifetime credit loss provision for the Company’s trade receivables is based on historical counterparty default rates and we adjust for relevant forward-looking information if necessary.

(t)	New and amended IFRS Standards that are effective for the current year

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2021. We have not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Other than the changes described below, the accounting policies adopted are consistent with those of the previous financial year.

We do not discuss here certain other amendments and interpretations which applied for the first time in 2021 but had no impact on our consolidated financial statements.

(i)	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

In the process of making an item of property, plant and equipment (“PP&E”) available for its intended use, a company may produce and sell products generated by this PP&E. Current standards require that sales proceeds from these products be deducted from the capital cost of this item of PP&E. The amendments to IAS 16 discontinue this practice.Under the amendments, proceeds from selling products before the related item of PPE is available for use should be recognized in profit or loss, together with the costs of producing those items. The entity measures the cost of those products in accordance with IAS 2 Inventories.

The amendments are applied retrospectively, but only to items of property, plant and equipment that are made available for on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The amendments are effective for annual periods beginning on or after January 1, 2022, with early application permitted. We have early adopted this amendment, effective January 1, 2021. The adoption of this amendment had no effect on comparative figures, as no such proceeds occurred in prior years.  Had these amendments not been early adopted:

●	the current year figures for revenue and cost of sales would have been nil,
●	“mineral properties and related construction” would have been $2,733,000 greater,
●	the loss for the year and cash used in operating activities would have been 2,733,000 lower, and
●	cash used in investing activities would have been 2,733,000 greater.

(ii)Interest Rate Benchmark Reform

In August 2020, the International Accounting Standards Board (Board) issued “Interest Rate Benchmark Reform –Phase 2”. The Phase 2 amendments address issues that might affect financial reporting during the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. In Phase 2 of its project, the Board amended requirements in IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts, and IFRS 16 Leases relating to:

●	changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities;
●	hedge accounting; and
●	disclosures.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The Phase 2 amendments apply only to changes required by the interest rate benchmark reform to financial instruments and hedging relationships.

The amendments are effective for annual periods beginning on or after January 1, 2021. These amendments have no effect on amounts disclosed.

(u)	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements that we reasonably expect will have an impact on the Company’s disclosures, financial position or performance when applied at a future date, are disclosed below.

(i)IAS 12 – Deferred Taxes on Leases and Decommissioning Obligations

In May 2021, the IASB issued targeted amendments to IAS 12 Income Taxes to specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations—transactions for which companies recognize both an asset and a liability.

The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023, with early application permitted. We have not determined the impact of this new standard.

(ii)	Classification of Liabilities as Current or Non-current – Amendments to IAS 1

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are applied retrospectively for annual periods beginning on or after January 1, 2023, with early application permitted. We do not expect to early adopt these amendments. We have not determined the impact of this new standard.

(iii)	Reference to the Conceptual Framework – Amendments to IFRS 3

The amendments update IFRS 3 “Business Combinations” so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also add to IFRS 3 a requirement that, for obligations within the scope of IAS 37, an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC 21 Levies, the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date.

Finally, the amendments add an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination. The Company intends to adopt these amendments, if applicable, when they become effective.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The amendments are effective for business combinations for which the date of acquisition is on or after the beginning of the first annual period beginning on or after January 1, 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier. We will not early adopt these amendments. We have not determined the impact of these amendments.

(iv)	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

The amendments update IAS 37 “Provisions” to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.

The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with early application permitted. We will not early adopt these amendments. We have not determined the impact of these amendments.

4.SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

(a)Significant judgements

In preparing the consolidated financial statements, we make judgments when applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below.

(i)	Determination of when a mine under construction is substantially complete and ready for its intended use

The determination of when a mine under construction is substantially complete and ready for its intended use requires significant judgement. Some of the criteria we use to identify when the assets are available for their intended use include, but are not limited to:

●	the completion of all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management,
●	the completion of a reasonable period of testing of the mine plant and equipment,
●	the ability to produce saleable product (ie, the ability to produce metal within specifications),
●	the mine has been transferred to operating personnel from the construction group,
●	the mine and plant have reached a pre-determined percentage of design capacity,
●	the metal content (the grade) of ore being mined is sufficiently consistent with the mine plan,
●	mineral recoveries are at or near the expected production level,
●	the ability to sustain ongoing production of metal.

No one factor is more important than any other factor; consequently, we consider these collectively to determine the date of commencement of commercial production.

(ii)	Determination of when the development phase of an exploration project commences

We must use significant judgment to assess when an exploration and evaluation project is technically feasible and commercially viable. Timing of the work required to conclude the assessment work might change depending on various factors. We use multiple sources of information, including:

●	a positive development decision to proceed with the project,
●	geologic and metallurgic information,

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

●	existence of mineral reserves,
●	current and forecasted commodity prices,
●	estimated future cash flows,
●	our ability to finance the development phase, general market conditions, and
●	other factors which may limit our access to the mineral deposit, such as the ability to obtain necessary permits.

All of these factors have an impact on the timing of commencement of the development phase.

Upon commencement of the development phase for a project, we estimate the recoverable amount of the cash-generating unit, which is the higher of its fair value less cost of disposal and its value in use. The recoverable amount is based primarily on estimates of mineral reserves (described in note 4(b)(i) below), future commodity prices, capital costs, operating costs, and income and other taxes, discounted by an estimated discount rate incorporating the time value of money and the risks specific to the cash generating unit.

All impairment assessments require significant estimation. Changes to these estimates could have an impact on the recognition and measurement of impairments.

(iii)Assessment of impairment indicators

We apply judgement in assessing whether indicators of impairment exist for our exploration and evaluation (“E&E”) properties and for our mineral properties which could result in a test for impairment.

For our E&E properties, we consider internal and external factors, such as our rights to explore, planned expenditures on E&E activities, the changes in mineral resources and mineral reserves, the potential for viable operations, significant decline in the market value of the Company, changes in metal prices and costs and changes in interest rates to determine whether there are any indicators of impairment or reversal of a previous impairment.

For our mineral properties, we consider external factors such as changes in technology, the market, the economy, or the legal environment, interest rates, and the market capitalization of the Company compared to the book value of the asset.  We also consider internal factors such as economic performance of the asset, idle properties and plans to discontinue operations, useful life of the property, our ability to repatriate or use profits from the property, restrictions on access, environmental restrictions, and political instability.

Although the Company has taken steps to verify title to exploration and evaluation properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval. We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control. If a renewal application is not approved, we could lose rights to those concessions.

We consider other factors such as typical practice in foreign jurisdictions related permit renewals, our continued ability to operate as usual while awaiting renewals, our continued performance under regulatory requirements, and the ongoing acceptance by authorities of our annual fees.

(iv)Value added taxes

VAT receivables are generated on the purchase of supplies and services by our companies. The timing and collection of VAT receivables is uncertain as VAT refund procedures in certain jurisdictions require a significant amount of documentation and follow-up. We are exposed to liquidity risk, credit risk and currency risk with respect to our VAT recoverable balances if tax authorities are unwilling to make payments in a timely manner pursuant to our refund filings.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The timing of receipt of Mexican VAT is uncertain. We have used judgement in classifying the current and non-current portions of our Mexican VAT receivables based on history of refunds and thoughtful consideration of the contents of each VAT claim.

(v)Recovery of deferred tax assets

At each reporting period, we assess whether it is probable that the Company is able to benefit from tax loss carryforwards and other temporary differences.

We consider the recoverability of deferred tax assets based on future taxable income to determine the deferred tax asset to be recognized. Significant assumptions used to determine future taxable income include estimates for commodity prices, reserves and resources, operating costs, financing costs, development capital, and scheduling and mine design. Revisions to these estimates could result in material adjustments to the financial statements.

The determination of the ability of the Company to utilize tax losses carried forward to offset income taxes payable in the future and to utilize temporary differences which will reverse in the future requires management to exercise judgement and make assumptions about the Company’s future performance.

(vi)Determination of functional currency

To determine the functional currency of an entity we consider various factors, which IAS 21 splits into 2 categories, namely, primary and the secondary factors. The primary factors that we consider are the following:

1.The currency that mainly influences the sales prices for the goods and services, which will often be the currency in which sales prices for the entity's goods and services are denominated and settled.

2.The currency of the country whose competitive forces and regulations mainly determine the sales price of the entity's goods and services.

3.The currency that mainly influences labour, material and other costs of providing goods or services, which normally is the currency in which such costs are denominated and settled.

If our analysis of the primary factors is not definitive in determining the functional currency for the entity, we carry out an assessment which considers the following secondary factors:

1.The currency in which funds from financing activities are generated.

2.The currency in which receipts from operating activities are usually retained.

(b)Significant estimates

The preparation of financial statements in conformity with IFRS requires the use of estimates that affect the amounts reported and disclosed. These estimates are based on our knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimation uncertainty as at December 31, 2021 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months are outlined below.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(i)Mineral resource and mineral reserve estimates

Mineral resource and mineral resource estimates are estimates of the amount of ore that can be economically extracted from the Company’s mining properties. Such estimates impact the financial statements in the following ways:

●	Mineral resource and mineral reserve estimates are key factors considered in determining whether technical feasibility and commercial viability of extracting a mineral resource are demonstrable which influences the classification of expenditure,
●	The carrying value of assets may be affected due to changes in estimated mineral reserves and resources if the change is considered an indicator of impairment,
●	Depreciation of producing mineral properties is affected by changes in reserve estimates,
●	Site closure provisions may change where reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities.

The mineral resource and mineral reserve estimates are based on information compiled by qualified persons within the meaning of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Such information includes geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgements made in estimating the size and grade of the ore body

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of mineral resources and mineral reserves may change.

(ii)Valuation of production inventory

The measurement of inventory, including the determination of its NRV, especially as it relates to metal production inventory involves the use of estimates.

NRV is calculated as the estimated price at the time of sale based on prevailing metal prices, less estimated future production costs to convert the inventory into saleable form and associated selling costs, discounted where applicable. In determining the value of metal on the leach pads, we make estimates of tonnages, grades, and the recoverability of ore stacked on leach pads to estimate its value. Changes in these estimates can result in a change in carrying amounts of inventory, which could result in charges to cost of sales. The determination of forecast sales prices, recovery rates, grade, assumed contained metal in stockpiles, work-in-process and leach pad inventory and production and selling costs all requires significant assumptions that impact the carrying value of production inventories.

(iii)Asset retirement and site closure obligations

We make estimates and assumptions in determining the provisions for asset retirement and site closure. The estimates and assumptions include determining the amount and timing of future cash flows, inflation rates, and discount rates. The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including judgements of the extent of rehabilitation activities, technological changes, and regulatory changes. Consequently, there could be significant adjustments to the provisions established, which would affect future financial position, results of operations, and changes in financial position. The provision is management’s best estimate of the present value of the future asset retirement and site closure obligation. Actual future expenditures may differ from the amounts currently provided.

(iv)Fair value measurement

Management uses valuation techniques in measuring the fair value of share options granted and restricted share units, deferred share units, and bonus shares awarded. Such valuation techniques are also used for estimating the fair value upon initial recognition of the Newmont loan, which is interest free.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

We determine the fair value of share-based payments awarded using the Black Scholes option pricing model which requires us to make certain estimates, judgements, and assumptions in relation to the expected life of the share options, expected volatility, expected risk‐free rate, and expected forfeiture rate. Changes to these assumptions could have a material impact on the Company’s financial statements.

5.INVENTORY

	December 31,	December 31,
	2021	2020
Stockpiled ore	$2,458	$—
In-process inventory	6,513	—
Materials and supplies	686	—
Inventory – current	$9,657	$—

Long term
Stockpiled ore	1,299	—
Inventory – long term	$1,299	$—

Non-current inventory consists of stockpiled ore that is not expected to be processed within 12 months.

There were no write downs to reduce the carrying value of inventories to net realizable value during the year ended December 31, 2021.

6.RESTRICTED CASH

	December 31,	December 31,
	2021	2020
Environmental bonds	$3,243	$2,392
Severance funds	297	323
Other	140	68
	$3,680	$2,783

7.VALUE ADDED TAXES RECOVERABLE

Our Mexican entities pay value added taxes (called “IVA” in Mexico) on certain goods and services we purchase.

Value added taxes paid in Mexico are fully recoverable. However, IVA recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the timing of receipt of refunds is uncertain. The Mexican tax authorities began issuing payments on these IVA claims to the Company in November 2021. To December 31, 2021, a total of 48.9 million pesos ($2.4 million) in IVA refunds had been received.

We have used judgement in classifying the current and non-current portions of our Mexican VAT receivables. Factors considered include the regularity of payments received since receiving the first payment, communication from the Mexican tax authorities with respect to specific claims and the expected length of time for refunds in accordance with Mexico’s regulations.

Of the long term portion, $3.4 million (December 31, 2020 - $nil) was under dispute with the taxation authorities.

	December 31,	December 31,
	2021	2020
Current portion	$16,776	$163
Long term portion	7,444	8,587
	$24,220	$8,750

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

8.EQUIPMENT

		Machinery	Computers
		and	and	Other	Right of use
	Buildings	equipment	software	assets	assets	Total
Cost
At January 1, 2020	$—	$324	$150	$57	$89	$620
Additions	—	72	160	55	233	520
Due to changes in exchange rates	—	(4)	10	3	16	25
At December 31, 2020	$—	$392	$320	$115	$338	$1,165
Additions	67	2,437	527	318	1,769	5,118
Transfers from construction (note 9)	—	2,484	—	—	—	2,484
Due to changes in exchange rates	(1)	(75)	(13)	(6)	12	(83)
At December 31, 2021	$66	$5,238	$834	$427	$2,119	$8,684

Accumulated depreciation
At January 1, 2020	$—	$205	$96	$17	$18	$336
Depreciation	—	26	30	11	39	106
Due to changes in exchange rates	—	4	7	1	1	13
At December 31, 2020	$—	$235	$133	$29	$58	$455
Depreciation	6	115	86	41	352	600
Due to changes in exchange rates	—	—	(1)	—	(5)	(6)
At December 31, 2021	$6	$350	$218	$70	$405	$1,049

Net book value
At December 31, 2020	$—	$157	$187	$86	$280	$710
At December 31, 2021	$60	$4,888	$616	$357	$1,714	$7,635

Other assets include office equipment and vehicles. Right of use assets include leases of mining equipment, vehicles and buildings. The total depreciation for the year ended December 31, 2021, amounted to $0.6 million, of which $0.2 million was included in in inventories, $0.2 million in other expenses and $0.2 million was capitalized as part of the carrying amount of construction in progress.

9.MINERAL PROPERTIES AND RELATED CONSTRUCTION

(a)	Camino Rojo Project

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Corporation’s (“Newmont”) Peñasquito Mine.

(i)Initial acquisition

In November 2017, we acquired the Camino Rojo Project, a gold and silver oxide heap leach project located in Zacatecas State, Mexico, from Goldcorp Inc. (now called Newmont Corporation). A 2% net smelter return royalty (the “Royalty”) on the sale of all metal production from the oxide material at Camino Rojo is payable.

The Company and Newmont also entered into an option agreement regarding the potential development of sulphide operations at Camino Rojo. Pursuant to the option agreement, Newmont will, subject to the applicable sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in the applicable sulphide project (“Sulphide Option”). The Royalty excludes revenue on the sale of metals produced from a sulphide project. However, should Newmont decide not to elect to acquire an interest in an applicable sulphide project, Newmont would be entitled to a 2% net smelter return royalty on metals produced from the sulphide material.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The Company has received all permits and satisfied all conditions for the construction of a mine at Camino Rojo. Effective November 30, 2020, we reclassified this project to “mineral properties and related construction”. Upon reclassification, we tested the project for impairment, and concluded no impairment was necessary. Subsequent to November 30, 2020, we undertook construction of the oxide gold and silver mine at Camino Rojo.

In common with all mining companies in Mexico, the Camino Rojo Project is subject to a Special Mining Duty of 7.5% of taxable mining profits and an Extraordinary Mining Duty of 0.5% of revenues from precious metals.

(ii)Layback Area

In February 2021, the Company completed a Layback Agreement with Fresnillo plc (“Fresnillo”) and certain of its subsidiaries, pursuant to which (a) the Company agreed to pay Fresnillo total cash consideration of US$62.8 million in staged payments until December 2023 (note 14) and (b) allows Orla to expand the Camino Rojo Project oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property.

The following table summarizes the initial cost capitalized at closing:

Consideration comprised:
Cash paid	$25,000
Fair value of future cash consideration (note 14)	37,800
$62,800

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Development and Construction

Orla commenced construction activities at the Camino Rojo Project in December 2020.

	At historical cost
					Accumulated
		Deposits to			foreign
	Mineral	construction	Construction in	Other costs	exchange on	Carrying
	properties	vendors	progress	capitalized	translation	value
At January 1, 2020	$—	$—	$—	$—	$—	$—
Transferred from exploration and evaluation properties	39,272	—	—	—	(2,129)	37,143
Additions	—	28,079	4,845	—	—	32,924
Borrowing costs capitalized (note 9(c))	—	—	—	672	—	672
Change in site closure provision (note 16)	—	—	—	164	—	164
Due to changes in exchange rates	—	—	—	—	369	369
At December 31, 2020	$39,272	$28,079	$4,845	$836	$(1,760)	$71,272
Additions	62,800	11,411	56,528	—	—	130,739
Transfers within categories	—	(37,832)	37,832	—	—	—
Transfers to Equipment (note 8)	—	—	(2,484)	—	—	(2,484)
Borrowing costs capitalized (note 9(c))	—	—	—	13,967	—	13,967
Change in site closure provision (note 16)	—	—	—	4,653	—	4,653
Due to changes in exchange rates	—	—	—	—	(4,398)	(4,398)
At December 31, 2021	$102,072	$1,658	$96,721	$19,456	$(6,158)	$213,749

(c)	Borrowing costs capitalized

	Year ended	Year ended
	December 31,	December 31,
	2021	2020
Capitalized borrowing costs, beginning of the year	$672	$ $ —
Capitalized during the year:
Borrowing costs – Camino Rojo project loan (note 12)	12,430	$700
Borrowing costs – Fresnillo obligation (note 14)	1,654	—
Interest earned on borrowed funds	(117)	(28)
Capitalized borrowing costs, end of the year	$14,639	$672

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

10.EXPLORATION AND EVALUATION PROPERTIES

The Company’s exploration and evaluation properties consist of the Cerro Quema Project and the Monitor Gold Project. The Camino Rojo Project is classified under “Mineral properties and related construction” (see note 9).

	Camino	Cerro	Monitor
	Rojo	Quema	Gold	Total
Acquisition costs
At January 1, 2020	$42,615	$82,429	$314	$125,358
Additions	—	—	—	—
Transferred to “mineral properties and related construction”	(39,272)	—	—	(39,272)
Transferred to value added taxes recoverable	(3,343)	—	—	(3,343)
At December 31, 2020	$—	$82,429	$314	$82,743
Additions	—	—	—	—
At December 31, 2021	$—	$82,429	$314	$82,743

Accumulated foreign exchange on translation
At January 1, 2020	$285	$—	$—	$285
Due to changes in exchange rates	(2,414)	—	—	(2,414)
Transferred to “mineral properties and related construction”	2,129	—	—	2,129
At December 31, 2020	$—	$—	$—	$—
Due to changes in exchange rates	—	—	—	—
At December 31, 2021	$—	$—	$—	$—

Acquisition costs
At December 31, 2020	$—	$82,429	$314	$82,743
At December 31, 2021	$—	$82,429	$314	$82,743

(a)Cerro Quema Project

The Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, Panama. The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching. We own the mineral rights as well as the surface rights over the current mineral resource areas, proposed mine development areas, and priority drill target areas.

The original 20-year terms for the exploitation concessions expired in February and March of 2017. The Company has applied for the prescribed ten-year extension to these concessions as it is entitled to under Panamanian mineral law. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications had been received and that exploration work could continue while the Company awaits renewal of the concessions. As of the date of these financial statements, final concession renewals have not been received and are still under review. However, we continue to receive ongoing drilling, water use, environmental and other permits, and have paid concession taxes, and issued the annual reports in the normal course.

The Company published the results of a Pre-Feasibility Study on the Cerro Quema Project entitled “Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project Province of Los Santos, Panama” dated January 18, 2022.

(b)Monitor Gold Project

The Monitor Gold Project consists of three separate option agreements consisting of 422 claims covering 3,416 hectares in Nye County, Nevada, USA.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

In 2020, the payments required under the option agreements consisted of $40,000 in advance royalty payments, and $75,000 in work commitments, all of which requirements were met by the Company. In 2021, the payments required under the option agreements consist of $150,000 in share issuance (issued), $60,000 in advance royalty payments (paid), and $125,000 in work commitment (completed). To maintain the option agreements in good standing, minimum payments and work commitments are required each year until 2038.

11.TRADE AND OTHER PAYABLES AND ACCRUED LIABILITIES

(a)	Trade and other payables

	December 31,	December 31,
	2021	2020
Trade payables	$5,966	$2,583
Payroll related liabilities	339	658
Royalties payable	113	—
Lease obligations (note 15)	372	131
Other	26	11
	$6,816	$3,383

(b)	Accrued liabilities

	December 31,	December 31,
	2021	2020
Construction-related	$2,045	$1,082
Land and water fees	1,795	1,852
Payroll related	1,244	725
Other	575	684
	$5,659	$4,343

12.CAMINO ROJO PROJECT LOAN

In December 2019, the Company entered into a loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to a credit debt facility of $125 million for the development of the Camino Rojo Oxide Gold Project (the “Project Loan”).

The Project Loan provides a total of $125 million to the Company, available in three tranches, to be used for the development of the Camino Rojo Project, funding a portion of the Layback Agreement (note 9(a)), and normal course corporate purposes. The Company drew down the first tranche of $25 million in December 2019, the second tranche of $50 million in October 2020, and the third tranche of $50 million in April 2021.

The Project Loan is denominated in US dollars, and bears interest at 8.80% per annum, payable quarterly, and is secured by all the assets of the Camino Rojo Project and the fixed assets of the Cerro Quema Project. The principal amount is due upon maturity at December 18, 2024, with no scheduled principal repayments prior to maturity. The Company may prepay the loan, in full or in part, at any time during the term without penalty, by using cash flow from operations.

Upon draw down of the first tranche, in December 2019, the Company issued 32.5 million common share purchase warrants (with an exercise price of C$3.00 per warrant and expiry date of December 18, 2026) to the lenders in connection with the closing. Including these warrants, a total of $12,039,000 was considered transaction costs and was charged against the carrying value of the Project Loan.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

On December 1, 2020, we commenced capitalizing the interest on this loan to “mineral properties and related construction”. During the year ended December 31, 2021, we capitalized $12.4 million (2020 – $0.7 million) (note 9(c)).

		Transaction
	Loan advances	costs	Net
At January 1, 2020	$25,000	$(12,039)	$12,961
Advances during the year	50,000	—	50,000
Cash transaction costs	—	(2,475)	(2,475)
Amortization of the transaction costs	—	632	632
Foreign exchange	—	(422)	(422)
At December 31, 2020	$75,000	$(14,304)	$60,696
Advances during the year	50,000	—	50,000
Cash transaction costs	—	(165)	(165)
Accretion during the period, capitalized (note 9(c))	9,613	2,817	12,430
Cash interest paid	(9,613)	—	(9,613)
Foreign exchange	—	(88)	(88)
At December 31, 2021	$125,000	$(11,740)	$113,260

13.NEWMONT LOAN

As part of the Company’s acquisition of the Camino Rojo project from Newmont, Newmont agreed to provide interest-free loans to the Company for all the annual landholding costs on the Camino Rojo project from November 7, 2017, until December 31, 2019. The loans are to be repaid upon declaration of commencement of commercial production of a heap leach operation at the Camino Rojo Project. To the date of these financial statements, approximately 219 million Mexican pesos (approximately $10.6 million) had been advanced by Newmont under this agreement. No further advances in respect of this loan are expected.

During the year ended December 31, 2020, the Company agreed with Newmont that the repayment would be made in cash. We expect this payment to occur during the first half of 2022.

Because the loan is non-interest bearing, for accounting purposes at the date of each advance, we discount the expected payments using a risk-adjusted discount rate and an estimated repayment date. A rate of 14.6% was used for the advance received during 2019 (2018 – 15.4%).

	Mexican pesos	Mexican pesos	US dollars
	(thousands)	(thousands)	(thousands)
	Undiscounted	Discounted
At January 1, 2020	219,466	182,700	$9,647
Accretion during the year	—	27,713	1,295
Modification gains arising from changes in estimates	—	(22,093)	(1,032)
Foreign exchange	—	—	(470)
At December 31, 2020	219,466	188,320	$9,440
Accretion during the year	—	28,031	1,382
Modification gains arising from changes in estimates	—	(4,470)	(220)
Foreign exchange	—	—	(309)
At December 31, 2021	219,466	211,881	$10,293

14.	FRESNILLO OBLIGATION

Pursuant to the terms of the Layback Agreement (note 9(a)), we agreed to pay Fresnillo total cash consideration of US$62.8 million through a staged payment schedule:

i.	US$25 million upon closing of the transaction (paid February 22, 2021);

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

ii.	US$15 million upon the earlier of December 1, 2022, and 12 months following the commencement of commercial production at the Camino Rojo Project; and
iii.	US$22.8 million upon the earlier of December 1, 2023, and 24 months following the commencement of commercial production at the Camino Rojo Project.

The amounts payable after February 22, 2021, bear interest at 5% per annum, payable quarterly. We capitalize the interest on this loan to “Mineral properties and related construction”. During the year ended December 31, 2021, we capitalized $1.7 million (year ended December 31, 2020 – nil) (note 9(c)).

Total
At January 1, 2021	$—
Initial recognition	37,800
Accretion during the period, capitalized (note 9(c))	1,654
Cash interest paid	(1,654)
At December 31, 2021	$37,800

Current	15,000
Non-current	22,800
$37,800

15.	LEASE OBLIGATIONS

The Company has lease contracts for mining equipment, vehicles and buildings. Leases of mining equipment have lease terms of five years, while vehicles and buildings generally have lease terms between three and five years.

In July 2021, we entered into a new lease agreement for the use of mining equipment in relation to contract mining at Camino Rojo for a period of five years. The Company makes fixed payments and additional variable lease payments depending on the usage of the assets during the contract period. On commencement of the lease, the Company recognized a $0.9 million right-of-use asset and lease liability. During 2021, we made variable lease payments totalling $4.6 million based on the usage of the mining equipment. We have elected not to separate the lease component from the non-lease component.

(a)	Lease liabilities

	December 31,	December 31,
	2021	2020
Beginning of year	$273	$67
Additions	1,769	233
Interest expense	32	7
Lease payments	(681)	(47)
Due to changes in exchange rates	8	13
End of year	$1,401	$273

Current	$372	$131
Non-current	1,029	142
	$1,401	$273

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Lease expenses recognized

	December 31,	December 31,
	2021	2020
Interest on lease liabilities	$32	$7
Variable lease payments not included in the measurement of lease liabilities	4,579	141
Expenses relating to short-term leases	131	48
Expenses relating to leases of low-value assets, excluding short-term leases	155	121
	$4,897	$317

The maturity analysis of lease liabilities is disclosed in note 28(b)(ii).

16.	SITE CLOSURE PROVISIONS

	Camino Rojo	Cerro Quema
	Project	Project	Total
At December 1, 2020	$232	$343	$575
Decrease in estimated cash flows	(57)	—	(57)
At December 31, 2020	$175	$343	$518
Increase in estimated cash flows resulting from current activities	4,738	—	4,738
Accretion during the period	223	—	223
Foreign exchange	(19)	—	(19)
At December 31, 2021	$5,117	$343	$5,460

	Camino Rojo	Cerro Quema
Year ended December 31, 2021	Project	Project
Estimated settlement dates	2029 to 2041	2022
Undiscounted risk-adjusted cash flows	$6,091	$—
Inflation rate	5.55%	—
Discount rate	7.43%	—

17.	REVENUE

As at December 31, 2021, the mine at the Camino Rojo Project was under construction. We have chosen to early adopt the amendments in IFRS 16 “Property, Plant, and Equipment”, pursuant to which proceeds from metal sales occurring before the mine comes in commercial production and is available for use should be recognized in profit or loss, together with the costs of producing those items. We measured the costs of producing this metal, while the mine was under construction, in accordance with IAS 2 “Inventories”.

Revenue by significant product type:

	2021	2020
Gold	$4,094	$—
Silver	30	—
Subtotal	4,124	—
Refining and transportation	(33)	—
	$4,091	$—

Revenue recognized during the year ended December 31, 2021 is from one external customer.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

18.	GENERAL AND ADMINISTRATIVE EXPENSES

	2021	2020
Office and administrative	$1,911	$643
Professional fees	1,702	1,389
Regulatory and transfer agent	662	142
Salaries and benefits	2,932	2,156
	$7,207	$4,330

19.EXPLORATION AND EVALUATION EXPENSES

	2021	2020
Camino Rojo Project	$9,908	$12,658
Cerro Quema Project	4,771	3,465
Monitor Gold Project	366	136
Other	63	43
	$15,108	$16,302

20.INTEREST AND FINANCE COSTS

	2021	2020
Accretion on Camino Rojo project loan (note 12)	$—	$2,860
Accretion on Newmont loan (note 13)	1,382	1,295
Accretion on site closure provisions (note 16)	223	—
Interest expense on leases (note 15)	32	7
Interest income	(140)	(267)
Interest on IVA refunds	(203)	—
Other	2	—
	$1,296	$3,895

On December 1, 2020, we ceased expensing and commenced capitalizing the accretion on the Camino Rojo project loan.

21.	OTHER (GAINS) AND LOSSES

	2021	2020
Realized gains on foreign currency transactions	$(598)	$—
Modification gains arising from changes in estimates (note 13)	(220)	(1,032)
Other	9	(25)
	$(809)	$(1,057)

22.SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b)	Issued share capital

On July 14, 2021, the Company issued 9,085,263 common shares at a price of C$4.75 per common share for gross proceeds of C$43.2 million ($34.4 million). The Company incurred transaction costs of C$1.3 million ($1.0 million)

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

On February 5, 2021, the Company issued 33,000 common shares at a total fair value of $150,000 in respect of the annual share consideration in connection with the Company’s option agreement to acquire the Monitor Gold Project.

Refer to the Consolidated Statements of Changes in Equity for details of other share issuances during the years ended December 31, 2021, and 2020.

(c)	Warrants

The following summarizes information about warrants outstanding during 2021:

	Exercise		December 31						December 31
Expiry date	price		2020		Exercised		Expired		2021
February 15, 2021	C$	2.35		7,782,994		(7,439,744)		(343,250)		—
July 8, 2021	C$	0.62		370,000		(370,000)		—		—
June 12,2022	C$	1.65		4,992,500		(250,000)		—		4,742,500
November 7, 2022	C$	1.40		3,000,000		—		—		3,000,000
December 18, 2026	C$	3.00		32,500,000		—		—		32,500,000
Total number of warrants				48,645,494		(8,059,744)		(343,250)		40,242,500

Weighted average exercise price			C$	2.64	C$	2.25	C$	2.35	C$	2.72

The following summarizes information about warrants outstanding during 2020:

	Exercise		December 31						December 31
Expiry date	price		2019		Exercised		Expired		2020
February 15, 2021	C$	2.35		8,790,600		(1,007,606)		—		7,782,994
July 8, 2021	C$	0.62		570,000		(200,000)		—		370,000
June 12, 2022	C$	1.65		5,842,500		(850,000)		—		4,992,500
November 7, 2022	C$	1.40		3,000,000		—		—		3,000,000
December 18, 2026	C$	3.00		32,500,000		—		—		32,500,000
Total number of warrants				50,703,100		(2,057,606)		—		48,645,494

Weighted average exercise price			C$	2.61	C$	1.89	C$	—	C$	2.64

Subsequent to the reporting period, the Company issued 100,000 common shares for proceeds of C$300,000 ($234,000) pursuant to the exercise of warrants (note 31(a)).

23.SHARE-BASED PAYMENTS

The Company has four different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and bonus shares.

	Year ended December 31
Share based payments expense	2021	2020
Stock options (note 23(a))	$1,350	$1,635
Restricted share units (note 23(b))	738	545
Deferred share units (note 23(c))	241	213
Bonus shares (note 23(d))	—	130
Share based payments expense	$2,329	$2,523

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Stock options

Stock options granted by the Company typically have a five-year life, with one third each vesting on grant date, and one year and two years after grant date.

	2021			2020
		Weighted			Weighted
		average			average
Stock options outstanding	Number	exercise price		Number	exercise price
Beginning of year	9,959,927	C$	1.60	9,917,336	C$	1.20
Granted	678,347		4.74	2,233,438		2.91
Exercised	(687,400)		0.87	(2,112,103)		1.15
Expired, forfeited or cancelled	(50,000)		1.39	(78,744)		1.17
End of year	9,900,874	C$	1.86	9,959,927	C$	1.60

Vested, end of year	8,704,157	C$	1.63	7,774,007	C$	1.39

	2021		2020
Number granted		678,347		2,233,438
Grant date fair value	C$	1,294	C$	2,729
Weighted average of assumptions used:
Share price at grant date	C$	4.74	C$	2.91
Expected volatility		45%		48%
Expected life		5 years		5 years
Canadian dollar risk free interest rate		1.0%		0.5%
Dividends		nil		nil

The stock options outstanding at December 31, 2021, were as follows:

	Exercise	Remaining life		Number
Expiry date	price (C$)	(years)	Number	vested
June 23, 2022	1.39	0.5	2,200,000	2,200,000
May 31, 2023	1.25	1.4	700,000	700,000
June 27, 2023	1.25	1.5	944,514	944,514
September 10, 2023	1.25	1.7	100,000	100,000
November 13, 2023	1.30	1.9	1,000,000	1,000,000
March 29, 2024	1.06	2.2	1,835,227	1,835,227
May 15, 2024	1.00	2.4	117,450	117,450
August 13, 2024	1.65	2.6	103,212	103,212
March 25, 2025	2.21	3.2	1,022,124	677,646
April 16, 2025	2.39	3.3	600,000	400,000
April 20, 2025	2.58	3.3	50,000	33,334
July 1, 2025	3.82	3.5	300,000	200,000
August 24, 2025	6.03	3.6	200,000	133,334
September 1, 2025	5.80	3.7	50,000	33,334
March 24,2026	4.80	4.2	578,347	192,774
April 19,2026	4.76	4.3	50,000	16,666
October 4,2026	4.04	4.8	50,000	16,666
Total number of stock options			9,900,874	8,704,157

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The stock options outstanding at December 31, 2020, were as follows:

	Exercise	Remaining life		Number
Expiry date	price (C$)	(years)	Number	vested
January 27, 2021	0.15	0.1	225,000	225,000
January 27, 2021	0.81	0.1	39,900	39,900
June 23, 2022	1.39	1.5	2,310,000	2,310,000
May 31, 2023	1.25	2.4	980,000	980,000
June 27, 2023	1.25	2.5	1,012,014	1,012,014
September 10, 2023	1.25	2.7	100,000	100,000
November 13, 2023	1.30	2.9	1,000,000	1,000,000
March 29, 2024	1.06	3.2	1,850,227	1,226,818
May 15, 2024	1.00	3.4	117,450	78,300
August 13, 2024	1.65	3.6	103,212	68,808
March 25, 2025	2.21	4.2	1,022,124	333,166
April 16, 2025	2.39	4.3	600,000	200,000
April 20, 2025	2.58	4.3	50,000	16,667
July 1, 2025	3.82	4.5	300,000	100,000
August 24, 2025	6.03	4.6	200,000	66,667
September 1, 2025	5.80	4.7	50,000	16,667
Total number of stock options			9,959,927	7,774,007

Subsequent to the reporting period, the Company granted 250,000 stock options with an exercise price of C$5.37, and a term of five years.  One third of the grant vests immediately, one third after one year, and the final third after two years

Subsequent to the reporting period, 122,500 stock options were exercised, for gross proceeds to the Company of C$158,700 ($125,000) (note 31(a)).

(b)	Restricted Share Units

Restricted Share Units (“RSU’s) awarded by the Company typically vest one-third each one, two, and three years after award date.

Number of RSUs outstanding:
	2021	2020
Outstanding, January 1	921,356	1,014,972
Awarded	235,091	320,447
Vested and settled	(448,607)	(414,063)
Outstanding, December 31	707,840	921,356

Number of RSUs outstanding:		Number vesting in the year
	Total	2021	2022	2023	2024
Outstanding, December 31, 2020	921,356	448,607	365,935	106,814	—
Outstanding, December 31, 2021	707,840	—	444,301	185,179	78,360

Restricted Share Units (“RSUs”) are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award.  Certain RSUs may be settled in cash at the option of the Company.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Deferred Share Units

The Deferred Share Units (“DSUs”) awarded by the Company to directors typically vest immediately but are not settled until the end of the director’s tenure.  They may be settled in cash or common shares at the option of the Company.

Number of DSUs outstanding:
	2021	2020
Outstanding, January 1	644,525	508,780
Awarded and vested immediately	62,503	135,745
Outstanding, December 31	707,028	644,525

Of which, number of DSUs vested at December 31	707,028	644,525

DSUs are valued based on the closing price of the Company’s common shares immediately prior to award.

(d)	Bonus shares

During 2017, the Board of Directors awarded 500,000 common shares to the non‐executive Chairman of the Company as bonus shares. The bonus shares are subject to a vesting period from June 19, 2017, to June 18, 2020 (the “Eligibility Period”). The bonus shares will become issuable (1) after the Eligibility Period on the date that the non‐executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

We estimated the fair value of the bonus shares ($1.31 each) based on the market price of the common shares at the date of the grant. The amount of $655,000 was recognized on a straight-line basis over the Eligibility Period.

On November 13, 2018, the Board of Directors awarded 1,000,000 bonus shares to an officer of the Company. The bonus shares were structured in four tranches of 250,000 bonus shares each, vesting and issuable upon the achievement of certain share price thresholds particular to each tranche. Upon initial recognition we estimated the dates that each of these market condition tranches would vest, such dates ranging from December 2019 to March 2022. The award date fair value ($537,000, or $0.537 per bonus share) was recognized on a straight-line basis over the estimated vesting periods. All four tranches vested during the year ended December 31, 2020. Consequently, the total fair value has been recognized as at December 31, 2020.

Number of bonus shares outstanding:
	2021	2020
Outstanding, January 1	500,000	1,500,000
Vested and issued during the year	—	(1,000,000)
Outstanding, December 31	500,000	500,000

Vested, end of year	500,000	500,000

24.RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel

Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Key Management Personnel

Compensation to key management personnel was as follows:

	Year ended December 31
	2021	2020
Short term incentive plans
Salaries	$1,580	$1,361
Directors’ fees	183	171
	1,763	1,532
Share based payments	1,750	1,859
Total	$3,513	$3,391

(b)	Transactions

The Company had no other material transactions with related parties other than key management personnel during the years ended December 31, 2021, and 2020.

(c)	Outstanding balances at the Reporting Date

At December 31, 2021, estimated accrued short term incentive compensation totaled $783,000 and was included in accrued liabilities (December 31, 2020 – $773,000).

25.SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Cash and cash equivalents

Cash consists of the following:

	December 31,	December 31,
	2021	2020
Bank current accounts and cash on hand	$20,516	$72,180

(b)	Non-cash investing and financing activities

The non-cash investing and financing activities of the Company, excluded from the consolidated statements of cash flows, include the following:

	2021	2020
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	277	1,479
Common shares issued upon maturity of RSUs, credited to share capital with an offset to reserves	487	333
Warrants exercised, credited to share capital with an offset to reserves	2,140	506
Fresnillo obligation credited, with an offset to “mineral properties and related construction”	37,800	—

Investing activities
Initial recognition of right of use asset with an offset to lease obligation	1,769	233
Marketable securities adjustment included in account receivable with an offset to other gains	—	25

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

26.SEGMENT INFORMATION

(a)	Reportable segments

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are the Mexican project, the Panamanian project, and the corporate office. The projects are each managed by a dedicated General Manager and management team. Additionally, the corporate office oversees the plans and activities of early stage exploration projects, such as the Monitor Gold Project.

The Camino Rojo Project in Mexico is currently in construction and generated pre-commercial production revenue in December 2021, while the Cerro Quema Project in Panama is focused on the exploration and evaluation of its mineral properties.

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, the United States, and Canada.

(i)Loss for the year by segment

	Mexico	Panama	USA	Canada	Total
Year ended December 31, 2021
Revenue (note 17)	$(4,091)	$—	$—	$—	$(4,091)
Cost of sales	1,358	—	—	—	1,358
Gross profit	(2,733)	—	—	—	(2,733)
Exploration and evaluation expenses (note 19)	9,908	4,771	366	63	15,108
General and administrative expenses (note 18)	—	—	—	7,207	7,207
Depreciation	—	36	—	118	154
Share based payments (note 23)	89	51	—	2,189	2,329
Interest and finance costs (note 20)	1,406	—	—	(110)	1,296
Foreign exchange loss	3,956	—	—	(230)	3,726
Other (gains) and losses (note 21)	(220)	—	—	(589)	(809)
Loss for the year	$12,406	$4,858	$366	$8,648	$26,278

	Mexico	Panama	USA	Canada	Total
Year ended December 31, 2020
Exploration and evaluation expenses (note 19)	$12,658	$3,465	$136	$43	$16,302
General and administrative expenses (note 18)	—	—	—	4,330	4,330
Depreciation	34	22	—	50	106
Share based payments (note 23)	—	—	—	2,523	2,523
Interest and finance costs (note 20)	1,294	—	—	2,601	3,895
Foreign exchange loss	481	—	—	1,114	1,595
Other (gains) and losses (note 21)	(1,032)	—	—	(25)	(1,057)
Loss for the year	$13,435	$3,487	$136	$10,636	$27,694

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii)Assets and liabilities by segment

	Mexico	Panama	USA	Canada	Total
At December 31, 2021
Equipment	$7,466	$37	$—	$132	$7,635
Mineral properties and related construction	213,749	—	—	—	213,749
Exploration and evaluation properties	—	82,429	314	—	82,743
Total assets	267,403	83,162	314	14,016	364,895

	Mexico	Panama	USA	Canada	Total
At December 31, 2020
Equipment	$463	$73	$—	$174	$710
Mineral properties and related construction	71,272	—	—	—	71,272
Exploration and evaluation properties	—	82,429	314	—	82,743
Total assets	82,781	83,260	314	72,840	239,195

27.CAPITAL MANAGEMENT

(a)	Objectives

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets. To preserve cash, we currently do not pay regular dividends.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing exploration and development activities until these activities can be funded from ongoing cash flow from our mining operations.

(b)	Investment policy

Our investment policy is to invest the Company’s excess cash in low-risk financial instruments such as demand deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

(c)	Project loan

At the end of 2019, we entered into a $125 million project loan (note 12) in respect of the Camino Rojo Project pursuant to which we had drawn $125 million as of December 31, 2021 (December 31, 2020- $75 million). The project loan requires us to maintain a minimum working capital (adjusted for certain items) of $5 million. The Company is in compliance with the minimum working capital requirement.

(d)	Decrease exposure to adverse movements in the Mexican peso

During the year ended December 31, 2021, we entered into participating forward contracts for the purchase of Mexican pesos for the construction of the Camino Rojo Mine in order to decrease our exposure to adverse movements in the peso during construction. All contracts had been closed out by December 31, 2021.

Other than entering into these peso forward contracts, there were no changes to our policy for capital management during the period ended December 31, 2021.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

28.FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1

The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. We have no financial assets or liabilities included in Level 3 of the hierarchy.

The carrying value of cash and cash equivalents, accounts receivable, restricted cash, trade payables and accrued liabilities approximates the fair value due to the short-term nature of the instruments. The fair value of the Camino Rojo project loan, Newmont loan and Fresnillo obligation is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The fair value of the Camino project loan at December 31, 2021 was estimated at $137.7 million (December 31, 2020 – $66.4 million) using a discount rate of 5.0% (December 31, 2020 – 10.8%). The fair value of the Newmont loan at December 31, 2021 was estimated at $10.5 million (December 31, 2020 – $9.9 million) using an exchange rate of 20.58 MXN/USD (December 31, 2020 – 19.95 MXN/USD) and a discount rate of 5.0% (December 31, 2020 – 10.5%). The carrying value of the Fresnillo obligation approximates the fair value as the discount rates on this instrument approximate the Company’s credit risk.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2021, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
			Quoted
			prices in			Approximate
			active	Significant		fair value
			market for	other	Significant	due to short
			identical	observable	unobservable	term nature
		Carrying	assets	inputs	inputs	of the	Total
	Classification	value	(Level 1)	(Level 2)	(Level 3)	instrument	Fair Value
Financial assets
Cash and cash equivalents	FVTPL	$20,516	$20,516	$—	$—	$—	$20,516
Accounts receivable	Amortized cost	299	16	—	—	283	299
Restricted cash	Amortized cost	3,680	—	3,680	—	—	3,680
		$24,495	20,532	$3,680	$—	$283	$24,495

Financial liabilities
Trade payables	Amortized cost	$5,966	$—	$—	$—	$5,966	$5,966
Accrued liabilities	Amortized cost	5,659	—	—	—	5,659	5,659
Lease obligation	Amortized cost	1,401	—	1,401	—	—	1,401
Camino Rojo project loan	Amortized cost	113,260	—	137,746	—	—	137,746
Newmont loan	Amortized cost	10,293	—	10,533	—	—	10,533
Fresnillo obligation	Amortized cost	37,800	—	37,800	—	—	37,800
		$174,379	$—	$187,480	$—	$11,625	$199,105

At December 31, 2020, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
			Quoted
			prices in			Approximate
			active	Significant		fair value
			market for	other	Significant	due to short
			identical	observable	unobservable	term nature
		Carrying	assets	inputs	inputs	of the	Total
	Classification	value	(Level 1)	(Level 2)	(Level 3)	instrument	Fair Value
Financial assets
Cash and cash equivalents	FVTPL	$72,180	$72,180	$—	$—	$—	$72,180
Accounts receivable	Amortized cost	39	25	—	—	14	39
Restricted cash	Amortized cost	2,783	—	2,783	—	—	2,783
		$75,002	72,205	$2,783	$—	$14	$75,002

Financial liabilities
Trade payables	Amortized cost	$2,583	$—	$—	$—	$2,583	$2,583
Lease obligation	Amortized cost	274	—	274	—	—	274
Camino Rojo project loan	Amortized cost	60,696	—	66,443	—	—	66,443
Newmont loan	Amortized cost	9,440	—	9,875	—	—	9,875
		$72,993	$—	$76,592	$—	$2,583	$79,175

Our policy is to determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of the reporting period.

(b)	Financial Risk Management
(i)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to financial instruments fails to meet its contractual obligations. The Company’s exposure to credit risk is limited to cash and environmental bonding.

Our cash is held at large Canadian financial institutions in interest bearing accounts. Our reclamation deposits are held with large banks in the countries where they have been lodged. We believe that the credit risk related to our cash and reclamation deposits is low.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The Company’s maximum exposure to credit risk is the carrying value of cash and restricted funds.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities.

At December 31, 2021, our financial liabilities had expected maturity dates as follows:

		Between	Between
	Less than	3 months and	1 year and	More than
	3 months	1 year	3 years	3 years	Total
Financial liabilities
Trade payables	$5,966	$—	$—	$—	$5,966
Accrued liabilities	5,659	—	—	—	5,659
Lease obligation	114	289	494	520	1,417
Camino Rojo project loan	2,750	8,250	146,083	—	157,083
Newmont loan	—	10,662	—	—	10,662
Fresnillo obligation	473	16,357	23,848	—	40,678
	$14,962	$35,558	$170,425	$520	$221,465

At December 31, 2020, our financial liabilities had expected maturity dates as follows:

		Between	Between
	Less than	3 months and	1 year and	More than
	3 months	1 year	3 years	3 years	Total
Financial liabilities
Trade payables	$2,583	$—	$—	$—	$2,583
Lease obligation	32	117	145	—	294
Camino Rojo project loan	1,650	4,950	13,200	81,050	100,850
Newmont loan	—	—	11,002	—	11,002
	$4,265	$5,067	$24,347	$81,050	$114,729

We manage liquidity by anticipating and maintaining adequate cash balances to meet liabilities as they become due. We review cash forecasts on a regular basis to determine whether the Company will have sufficient cash to meet future working capital needs.

(iii)	Market risk

Market risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. The market risks to which the Company’s financial instruments are exposed are currency risk and interest rate risk.

(A)	Currency risk

The Company is exposed to currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in United States dollars. During this year, we entered into participating forward contracts for the purchase of Mexican pesos to mitigate this risk (note 27(d)) with respect to the construction of the mine at Camino Rojo.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Our financial instruments are held in Canadian dollars, US dollars, and Mexican pesos. As such, our Canadian- and Mexican-currency denominated accounts and balances are subject to fluctuations against the US dollar. Our financial instruments were denominated in the following currencies as at December 31, 2021:

	Canadian
	dollars	US dollars	Mexican pesos
	(thousands)	(thousands)	(thousands)
Cash	$7,583	$12,061	$50,923
Accounts receivable	20	4	5,733
Restricted funds	155	509	62,745
Trade payables	(128)	(2,642)	(66,350)
Accrued liabilities	(1,637)	(2,226)	(44,070)
Lease obligations	(74)	(520)	(16,935)
Camino Rojo project loan	—	(113,260)	—
Newmont loan	—	—	(211,881)
Fresnillo obligation	—	(37,800)	—
Total foreign currency	5,919	(143,874)	(219,835)
Exchange rate	1.2678	1.0000	20.5835
Equivalent US dollars	$4,669	$(143,874)	$(10,680)

Our financial instruments were denominated in the following currencies as at December 31, 2020:

	Canadian
	dollars	US dollars	Mexican pesos
	(thousands)	(thousands)	(thousands)
Cash	$11,752	$62,809	$2,804
Accounts receivable	32	4	245
Restricted funds	86	473	44,726
Trade payables	(73)	(2,074)	(9,022)
Lease obligations	(194)	—	(2,471)
Camino Rojo project loan	—	(60,696)	—
Newmont loan	—	—	(188,319)
Total foreign currency	11,603	516	(152,037)
Exchange rate	1.2732	1.0000	19.9487
Equivalent US dollars	$9,113	$516	$(7,621)

Based on the above net exposures as at December 31, 2021, and assuming that all other variables remain constant:

●	a 10% appreciation of the US dollar against the Canadian dollar would increase loss by $12.2 million (December 31, 2020 – $0.8 million) and
●	a 10% appreciation of the US dollar against the Mexican peso would increase loss by $4.2 million (December 31, 2020 – $0.7 million)

(B)Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our cash and our reclamation deposits are held mainly in saving accounts and term deposits and therefore there is currently minimal interest rate risk. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values compared to carrying value.

The Company’s interest rate risk arises principally from the changes in interest rates related to term deposits where our cash and reclamation deposits are held, as the Camino Rojo project loan and Fresnillo obligation have fixed interest rates of 8.80% and 5.00%, respectively, and the Newmont loan bears no interest.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

A one percent increase in interest rates would result in a decrease of approximately $520,000 (December 31, 2020 - $427,000) to the Company’s loss for the year ended December 31, 2021.

29.INCOME TAXES

(a)	Tax amounts recognized in profit or loss

	2021	2020
Current tax expense	$—	$—
Deferred tax expense	—	—
Tax expense	$—	$—

(b)	Reconciliation of effective tax rate

Income tax expense differs from the amount that would be computed by applying the applicable Canadian statutory income tax rate to income before income taxes. The significant reasons for the differences are as follows:

	2021	2020
Income (loss) before tax	$(26,278)	$(27,694)
Statutory income tax rate	26.8%	26.6%

Expected income tax	$(7,042)	$(7,367)
Differences between Canadian and foreign tax rates	(744)	(488)
Items not deductible for tax purposes	2,850	736
Share based compensation	587	671
Change in unrecognized deductible temporary differences	6,208	6,190
True ups	(1,913)	64
Effect of changes in tax rates from prior years	(71)	—
Effect of changes in foreign exchange rates	393	202
Other	(268)	(8)
Total income taxes	—	—

Effective tax rate	n/a	n/a

In 2021, the statutory income tax rate applicable to the Canadian parent entity was 26.8% (2020 – 26.6%).

(c)	Unrecognized deductible temporary differences

We recognize tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences for which no deferred tax asset is recognized consist of the following amounts.

	December 31
	2021	2020
Mineral properties and exploration expenditures	$55,548	$43,807
Equipment	1,814	1,700
Site closure provisions	5,460	518
Long term debt	—	282
Share issue costs	5,724	2,428
Non capital losses	41,343	46,073
Intercompany debt	413	—
Other	5,202	—
Unrecognized deductible temporary differences	$115,504	$94,808

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(d)	Recognized deferred tax assets and liabilities

Recognized deferred tax assets and liabilities are comprised of the following:

	December 31
	2021	2020
Mineral properties and exploration expenditures	(8,173)	—
Long term debt	(1,786)	(322)
Non-capital losses	10,447	867
Other	(488)	(545)
Recognized deferred tax assets (liabilities)	$—	$—

(e)	Temporary difference on investment in subsidiaries

The temporary differences associated with investments in subsidiaries for which a deferred income tax liability has not been recognized, aggregate to $4,653,000 (December 31, 2020 - $3,328,000). The Company has determined that the taxable temporary difference will not reverse in the foreseeable future.

(f)	Tax loss carryforwards

Our tax losses have the following expiry dates.

	Tax losses	December 31
	expire in years	2021	2020
Canada	2026 to 2041	$46,354	$39,108
Mexico	2027 to 2031	29,851	5,317
Panama	2022 to 2026	655	4,678
United States	indefinite	16	—

30.COMMITMENTS AND CONTINGENCIES

(a)	Commitments

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at the Camino Rojo mine. At December 31, 2021, these outstanding purchase orders and contracts totaled approximately $8,560,000 (December 31, 2020 – $49,050,000), which we expect will be filled within the next 12 months.

The Company is committed to making severance payments amounting to approximately $3,220,000 (December 31, 2020 – $3,000,000) to certain officers and management in the event of a change in control. As the likelihood of these events occurring is not determinable, such amounts are not reflected in these consolidated financial statements.

(b)	Litigation

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

31.EVENTS AFTER THE REPORTING PERIOD

(a)	Share issuances

Subsequent to the reporting period, the Company granted stock options and issued common shares pursuant to the exercise of stock options (note 23(a)) and exercise of warrants (note 22(c)).